Exhibit 99.81

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces 1st Quarter FY-2013 Quarterly Results

Toronto, Ontario – February 13, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the quarter-ended December 31, 2012 (“Q1-2013”). The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis, has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com. Unless noted otherwise, all dollar amounts are in US dollars.

Selected Summary Financial Information

$000's	As at December 31, 2012	As at September 30, 2012
Financial Position:
Working capital	$34,673	$44,080
Property, plant and equipment	137,844	133,085
Total assets	230,937	239,808
Total long-term liabilities	36,014	38,446

$000, except per share data	Quarter-ended December 31, 2012	Quarter-ended September 30, 2012
Results of Operations :
Total revenues	$8,927	$25,028
Net Income (loss)	$(2,256)	$(15,905)
Basic & diluted net income (loss) per share	$(0.00)	$(0.08)

Financial and Operational Highlights for Q1-2013:

-	Energy Fuels sold 157,000 pounds of U3O8 during Q1-2013, including 117,000 pounds U3O8 under term contracts at an average realized price of $58.00 per pound.
-	Energy Fuels sold 78,000 pounds of V2O5 at an average realized price of $5.30 per pound during Q1-2013.
-	Energy Fuels’ production at the White Mesa Mill totaled 228,400 pounds of U3O8 and 234,600 pounds of V2O5 during Q1-2013. Q1-2013 U3O8 production included 19,000 pounds of U3O8 from alternate feed materials and 209,000 pounds of U3O8 from Pandora and Beaver conventional ore. The production cash cost during 1Q-2013 was $46.64 per pound of U3O8 .
-	As of December 31, 2012, the Company had working capital of $34.7 million, including cash and cash equivalents of $3.6 million, marketable securities of $1.1 million and 358,000 pounds of uranium concentrate and work-in-process inventory which, based on spot market prices as of December 31, 2012, had a market value $15.6 million. Between January 1, 2013 and February 12, 2013, pursuant to its term contracts, Energy Fuels delivered and received payment for 216,667 pounds of U3O8 .

-	On October 1, 2012 Energy Fuels acquired the membership interests of Aldershot Resources Ltd. (“Aldershot”) in Colorado Plateau Partners LLC and Arizona Strip Partners LLC, two 50/50 joint ventures between subsidiaries of Energy Fuels and Aldershot, for consideration of $750,000 in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 3,527,570 Energy Fuels common shares.
-	On January 18, 2013, subsequent to Q1-2013, Energy Fuels announced a toll milling agreement with Laramide Resources Ltd. (“Laramide”) whereby Energy Fuels' White Mesa Mill will process all material produced from Laramide's 100% owned and operated La Sal II uranium mine in Utah. This toll milling agreement emphasizes the strategic position of Energy Fuels’ 100% owned White Mesa Mill, the only operating conventional uranium mill in the United States.
-	On January 28, 2013, subsequent to Q1-2013, Energy Fuels acquired 9,439,857 common shares of Virginia Energy Resources Inc. (“Virginia Energy”) at a price of Cdn$0.42 per share, representing a 16.5% ownership interest in Virginia Energy. Virginia Energy owns 100% of the Coles Hill Project in south-central Virginia, the largest known conventional uranium deposit in the U.S. As consideration for this investment, Energy Fuels paid Cdn$250,000 in cash and issued 21,851,411 common shares of Energy Fuels to Virginia Energy.
-	On February 4, 2013, subsequent to Q1-2013, the U.S. Ninth Circuit Court of Appeals issued its ruling in favor of the U.S. Secretary of the Interior, the U.S. Bureau of Land Management and the Company and against the Center for Biological Diversity et al in their challenge relating to the Company’s Arizona 1 mine.

Energy Fuels Outlook for the Fiscal Year Ended September 30, 2013 (“FY-2013”)

Energy Fuels continues to execute its corporate strategy, which balances prudent, measured operations in the midst of the current uranium price environment, while concurrently positioning the Company to realize the economic benefits of anticipated improvements in the price of uranium. Energy Fuels believes the uranium market outlook is positive (as outlined below in Market Outlook for FY-2013) and is supported by strong supply and demand fundamentals within the sector.

With respect to operations management in the current uranium pricing environment, the Company is tailoring its production levels to meet the delivery requirements specified in its term contracts, which include pricing terms at a significant premium to the current uranium spot price. In doing so, the Company will maximize its realized selling price for produced U3O8 and avoid investment in excess concentrate inventories. Energy Fuels believes its term supply contracts are important intangible assets that significantly diminish the financial impact of the current uranium price on the Company. The Company is also able to fulfill this targeted level of production output utilizing sources with relatively lower marginal cash costs of production, including stockpiled ore inventories, mined Arizona Strip ore and alternate feed materials.

Energy Fuels expects significant improvements in the uranium price over the medium to long-term and is maintaining and selectively growing its asset base in a manner that positions the Company to realize the associated economic benefits of a higher uranium price. Production on the Arizona Strip is anticipated to continue in FY-2013. The Company is maintaining its formerly producing mines on the Colorado Plateau on standby. Development of the Canyon Mine in Arizona is anticipated to continue, securing a relatively lower-cost ore feed to the White Mesa Mill. Permitting at the Sheep Mountain Project is anticipated to continue, advancing a second major production center for the Company. The Company is evaluating potential new supplies of alternate feed materials for the White Mesa Mill (which carry no mining costs). The Company will continue to evaluate additional toll milling and/or ore purchase agreements with third-parties who own uranium properties within trucking distance of the White Mesa Mill. Energy Fuels will also continue to evaluate growth through accretive acquisitions.

As outlined below, Energy Fuels provides the following updated outlook for FY-2013 and provides the following outlook for uranium sales and production for the quarter-ended March 31, 2013 (“Q2-2013”):

-	FY-2013 Sales: The Company expects to sell 1,000,000 to 1,050,000 pounds of U3O8 during FY- 2013, of which 957,000 pounds is expected to be sold under term contracts and the remainder sold into the spot market. V2O5 sales are estimated to be between 1,700,000 and 1,800,000 pounds during FY-2013.
-	Q2-2013 Sales: The Company expects to sell 533,334 pounds U3O8 , during Q2-2013 of which 100% will be sold under term contracts.
-	FY-2013 Production: The Company expects to produce approximately 1,000,000 pounds of U3O8 during FY-2013, sourced from both conventional ore and alternate feed sources. Conventional ore production is expected to include ore mined from the Beaver, Pandora, Arizona 1 and Daneros mines. Given the expected processing of Beaver and Pandora ores, Energy Fuels also anticipates production of between 1,700,000 and 1,800,000 pounds of V2O5 in FY-2013.
-	Q2-2013 Production: The Company expects to produce 250,000 to 300,000 pounds of U3O8 during Q2-2013, sourced from alternate feed sources and conventional ore from the Beaver and Pandora mines.
-	FY-2013 Mining Activities: Mining on the Arizona Strip is expected to continue during FY- 2013 at the Arizona 1 and Pinenut mines. Effective October 17, 2012, the Company placed the Daneros and Beaver mines on standby. In addition, the Pandora mine was placed on standby in December 2012.
-	FY-2013 Project Development: As previously announced, Energy Fuels plans to invest in high priority development projects and maintain general permitting and exploration activities during FY-2013. The Company expects to continue development of the Canyon mine in Arizona in FY- 2013. The Company anticipates development expenditures at the Canyon mine to be $3.9 million to $4.4 million during FY-2013. In addition, Energy Fuels expects to continue permitting activities at the Sheep Mountain Project at an anticipated cost of approximately $1.1 million during FY-2013. The Company expects other permitting and exploration expenditures to be approximately $1.8 million for FY-2013.

Market Outlook for FY-2013

Energy Fuels continues to anticipate uranium market improvement in FY-2013 and into FY-2014. Long-term demand fundamentals within the uranium sector remain strong. China, Russia, India, the U.S., the UK, Saudi Arabia and Brazil continue to develop nuclear power plants. Globally, there are now 65 nuclear reactors under construction, and 484 nuclear reactors are planned or proposed (versus 64 and 483, respectively, in the last quarter), as reported by the World Nuclear Association. Below are descriptions of some recent uranium market announcements:

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In December 2013, Japan elected the pro-business/pro-nuclear Liberal Democrat Party in a clear-cut majority. There was an immediate bump in the spot price of uranium after the election, as the new leaders provided clear direction that several more reactors are expected to be restarted during 2013. There are also indications that nuclear power will continue to be part of Japan’s long term energy mix.

-	Germany has publicly stood by its exit from the nuclear community, while purchasing nuclear generated power from France across the border, and significantly increasing coal generation, both at increased costs.

-	On the supply side, the discontinuation of the US-Russia highly enriched uranium (“HEU”) agreement in December 2013 appears certain. This could remove as much as 24 million pounds of uranium from World supplies. In addition, the delay of several very large, new uranium development projects could constrict uranium supply over the medium- to long- term. Globally, reactor demand for U3O8 is currently about 175 million lbs. annually to supply just the currently operating units. Primary uranium production from operating mines is about 142 million lbs. annually. The 33 million lb. gap is filled with secondary supplies drawn from various inventories around the world, including the 24 million pounds from Russian HEU.

-	Nuclear reactor “new-build” activity remained firm throughout the market disruption caused by the natural disaster at Fukushima. The 65 reactors now under construction will generate almost 33 million lbs. per year of new demand for U3O8 , and should all 484 reactors currently planned and proposed be constructed, that will more than double the current annual global demand for U3O8 . However, the depressed U3O8 price since Fukushima has not only caused the delay of major announced uranium mining projects, but has also impeded the development of new mining projects worldwide.

-	On January 14, 2013, it was announced that ARMZ Uranium Holding Co. (“ARMZ”), an affiliate of a Russian state-owned uranium mining company, is seeking to take Uranium One Inc. (“U1”) private. ARMZ currently owns approximately 51.4% of U1. ARMZ bid $2.86 per share (which, at the time of the announcement, was a 32% premium to the 20-day weighted market average) for the 48.6% common shares of U1 that they don’t already own. It has been suggested that his transaction could divert Kazakh production to Russia and further limit the global availability of uranium. Russia itself has 33 reactors currently in operation, ten more under construction, and 44 planned or proposed. Energy Fuels believes the timing and nature of this transaction could also signal a market bottom for uranium.

Based on these factors, Energy Fuels believes the market will see a modest strengthening of the uranium spot price during FY-2013 with accelerated strengthening expected beyond FY-2013.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com